SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated May 14th, 2007

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3                  Bologna 40132                 ITALY
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐
(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: May 144h , 2007	By:	/s/ Paolo Poma Name Paolo Poma
Title Director, Investor Relations

Ducati Motor Holding announces 2007 First Quarter Results

	01/01/07-	01/01/06-
	31/03/07	31/03/06	Var%
Revenues	95.4	76.6	24.5%
EBITDA	14.5	11.3	28.2%
Net result	5.6	1.5	266.3%
Net Debt	(52.8)	(141.2)	-62.6%
(Million Euro)

Bologna, 14 May 2007 - The Board of Directors of Ducati Motor Holding S.p.A. (Borsa Italiana: DMH; NYSE: DMH) today approved the 2007 First Quarter Results, which confirm the success of Ducati’s turnaround plan, with a remarkable improvement of all the financial indicators.

The success of the new products, launched in 2006, is enhanced by a strong first quarter increase and by the acceleration in registrations in April.

First quarter revenues are 95.4 Mio € (98.3 Mio € at constant forex) compared to 6.6 Mio € in the first quarter 2006 (+24.5% at current forex e +28.3% at constant forex), increasing thanks to the new Superbike 1098 sales performance and to the remarkable result of accessories and apparel revenues (+38.7%).

Bikes sold in the first quarter are 8,903 versus 7,337 in 2006 with a 21.3% increase, compared to a 3.0% increase of the relevant market.

Registrations increased steeply in April with 5.119 bikes versus 3.957 in 2006 (+29%), thus allowing a 14% increase in the first four months’ performance and a dealer network inventory of 13.405 bikes or 2.7 months of sales, 2.306 bikes less than the comparable period of 2006 .

First quarter registrations increased in every country following the introduction of the new 2007 models. UK (+34,9%); Benelux (+42,3%); Germany (+5,7%), Italy (+5,1%) reverted last years’ trend while the importers (+17,8%) and the USA (+15,2%) reconfirmed the growing trend. On the other hand, France (-2,7%) and, above all, Japan (-53,3%) showed a negative result since the new Superbike was launched only in April.

2007 First quarter Gross Margin is 25,9 Mio €, equal to 27,1% of revenues, versus 22,5 Mio €, or 29,4% in 2006. The margin decrease is mainly due to a negative Forex effect.

EBITDA was 14,5 Mio €, (16,6 Mio € at constant Forex), or 15,2% of revenues at current Forex (16,9% at constant Forex), compared to an EBITDA of 11,3 Mio € in 2006, or 14,8% of revenues.

The operating result (EBIT) was positive at 9,3 Mio € versus 6,0 Mio € (+55,4%) the previous year, thanks to the improved EBITDA.

EBT was 9,0 Mio € versus 5,3 Mio € (+69,0%) the previous year, thanks to an improvement of the operating margin and lower financial interests.

The Net Result is positive at 5,6 Mio € compared to 1,5 Mio € the year before.

Net Debt reduced to 52,8 Mio € versus 141,2 Mio € in March 2006, thanks to the capital increase and to working capital improvements.

The company’s President and CEO commented:

“I am extremely satisfied at having brought Ducati, together with the vital support of the management group, back onto the road of profitability and growth.

The worldwide success of registrations of the new Superbike 1098, which were much higher than our expectations, and the significant portfolio of orders for the 1098, Hypermotard and Desmosedici means we can confidently confirm a two digit growth for 2007, with a return to profit a year earlier than our forecast in the relaunch plan.

The extraordinary show of strength in MotoGP with 3 victories in 4 races, and the formidable worldwide appeal of the brand are finally, after a few years of uncertainty, coupled with a winning product thus allowing to look optimistically at the future of the company.

It is therefore a suitable moment to leave Ducati and pursue new challenges. I leave Ducati financially strong, with a passionate and capable managerial team. Together we made the Ducati brand and product into an icon that is respected and loved around the world.

I am satisfied with what we have accomplished, because Ducati will bear our mark in the future. With sadness but also with enormous pride, I, too, will forever bear inside me the mark of Ducati”.

“The first three months of the year posted positive results, with an increase in revenues of 24,5%, despite the adverse impact of Forex, and with an improvement of the net financial position of 88,4 Mio € compared to the first quarter 2006. All sectors show a significant increase in sales, even when compared to a particularly satisfying quarter in 2006. The 2007 guidance is confirmed with a double digit increase in revenues, EBITDA at 12% of revenues and a return to profit. If the figures for May and June confirm April’s acceleration in registrations - considering the Forex trend as well - we may be able to review the guidance upwards when publishing the second quarter results” added Enrico D’Onofrio, CFO.

Please note that as from May 14th 2007, Paolo Poma has become the Director of Investor Relations.

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in seven market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster, Sport Touring, Multistrada SportClassic and the new Hypermotard. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European, Japan and North American markets. Ducati has won fourteen of the last sixteen World Superbike Championship titles and more individual victories than the competition put together. Since 2003 Ducati has also been taking part in the MotoGP World Championship. For more information about the Company, please visit our web site at http://www.ducati.com

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.

For further information, please contact:

Paolo Poma
Director Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132, Italy
e-mail: paolo.poma@ducati.com
Main Tel: +39 051 6413111
Direct Tel: +39 051 6413213

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Three Months Ended		Three Months Ended
	March, 31	March, 31	March, 31	March, 31
	2007	2006	2007	2006

Net Revenues (Euro in thousands, US$ in thousands)

Motorcycles	€74.478	€60.162	$99.190	$80.124
Spare Parts, Accessories, Apparel	19.735	15.334	26.283	20.422
Other	1.166	1.104	1.553	1.470

Total Net Revenues	€95.379	€76.600	$127.026	$102.016

Ducati Units
Motorcycle shipments:			% Change

North America	2.747	2.502	9,8%
Main European market	3.981	2.839	40,2%
Japan	323	555	(41,8%)
Rest of World	1.852	1.441	28,5%

Total	8.903	7.337	21,3%

Motorcycle product mix:			% Change

Superbike	3.450	1.147	200,8%
Supersport	47	176	(73,3%)
Sport Naked	3.917	3.933	(0,4%)
Sport Touring	291	550	(47,1%)
Multistrada	461	666	(30,8%)
Sport Classic	737	865	(14,8%)

Total	8.903	7.337	21,3%

Unofficial Motorcycle Registrations:			% Change

North America	1.916	1.663	15,2%
Main European market	4.758	4.401	8,1%
Japan	299	640	(53,3%)
Rest of World	1.817	1.543	17,8%

Total	8.790	8.247	6,6%

Ducati Motor Holding Group
Profit & Loss
(Euro in thousands, US$ in thousands, except for shares)

	Three Months Ended		Three Months Ended
	March, 31	March, 31	March, 31	March, 31	Percent
	2007	2006	2007	2006	Change

Revenues (net)	€95.379	€76.600	$127.026	$102.016	24,5%
Cost of goods sold	(69.498)	(54.097)	(92.557)	(72.046)
Gross Margin	25.881	22.503	34.469	29.970	15,0%

Other operating revenues	7.479	6.687	9.961	8.906
SG&A expenses	(24.284)	(23.123)	(32.341)	(30.795)
Other operating income and expenses	245	(68)	326	(91)

Operating result	9.321	5.999	12.415	7.990	55,4%

Financing expense, net	(310)	(666)	(413)	(887)

Profit/(loss)before income taxes and min.interest	9.011	5.333	12.002	7.103	69,0%

Income Tax	(3.412)	(3.800)	(4.544)	(5.061)	(10,2%)

Net Result including minority interests	5.599	1.533	7.458	2.042	265,2%

Minority Interests	5	(3)	7	(4)

Net Result for the Group	5.604	1.530	7.465	2.038	266,3%

Shares outstanding	320.687.920	159.360.037	320.687.920	159.360.037

Other Financial Data					Percent Change
Motorcycles Produced (Units)	10.003	9.068			10,3%
Motorcycles Sold (Units)	8.903	7.337			21,3%
Unofficial Registrations (Units)	8.788	8.165			7,6%
EBITDA	14.488	11.300	19.295	15.048	28,2%
EBITDA Margin	15,2%	14,8%

Note: On March 31, 2007 1 Euro = 1,3318 US$

 Ducati Motor Holding S.p.A.
 Consolidated Statements of Operations Data
(Euro in thousands, except per share and share amounts)

	Period ended		Period ended
	31.03.2007		31.12.2006
	€ 000%		€ 000%
Current assets
Cash and cash equivalents	82.624		75.054
Trade receivables, net	106.449		88.641
Inventories	75.999		69.846
Other current assets	13.374		9.055
Total current assets	278.446	54,6%	242.596	51,2%

Non current assets
Property, plant and equipment -net	66.381		66.536
Goodwill and intangible assets with indefinite useful lives	86.050		86.050
Other intangible fixed assets net	54.132		51.419
Equity investments	320		320
Deferred tax assets	24.473		26.494
Other long-term assets	357		373
Total non current assets	231.713	45,4%	231.192	48,8%

Total assets	510.159	100,0%	473.788	100,0%

Current liabilities
Short-term bank borrowings	16.309		3.834
Accounts payable - trade	110.011		91.180
Income and other taxes payables	7.032		5.342
Other current liabilities	23.255		19.558
Provisions for risks and charges - current portion	6.980		7.154
Total current liabilities	163.587	32,1%	127.068	26,8%

Long-term liabilities
Long-term debt, net of
current portion	119.074		125.374
Employee benefits	9.248		9.079
Deferred income taxes	20.904		20.507
Provision for risks and charges - long term portion	1.410		1.356
Total long-term liabilities	150.636	29,5%	156.316	33,0%

Total liabilities	314.223	61,6%	283.384	59,8%

Shareholders' equity
Capital stock	163.311		163.311
Other reserves	75.219		75.286
Retained earnings (losses)	(48.207)		(39.684)
Results for the period	5.604		(8.523)
Total Group Shareholders' equity	195.927	38,4%	190.390	40,2%

Minority interests	9		14

Total liabilities and shareholders' equity	510.159	100,0%	473.788	100,0%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands, except per share and share amounts)

	Period ended		Period ended
	31.03.2007		31.12.2006
	$ 000%		$ 000%
Current assets
Cash and cash equivalents	110.039		99.957
Trade receivables	141.770		118.052
Inventories	101.215		93.021
Other current assets	17.811		12.059
Total current assets	370.835	54,6%	323.089	51,2%

Non-current assets
Property, plant and equipment - net	88.407		88.613
Goodwill and intangible assets with indefinite useful lives	114.601		114.601
Other intangible fixed assets - net	72.093		68.480
Equity investments	426		426
Deferred tax assets	32.593		35.285
Other long-term assets	475		497
Total non-current assets	308.595	45,4%	307.902	48,8%

Total assets	679.430	100,0%	630.991	100,0%

Current liabilities
Short-term bank borrowings	21.720		5.106
Accounts payable - trade	146.513		121.434
Income and other taxes payables	9.365		7.114
Other current liabilities	30.971		26.047
Provisions for risks and charges - current portion	9.296		9.528
Total current liabilities	217.865	32,1%	169.229	26,8%

Long-term liabilities
Long-term debt, net of
current portion	158.583		166.973
Employee benefits	12.316		12.091
Deferred income taxes	27.840		27.311
Provision for risks and charges - long term portion	1.878		1.806
Total long-term liabilities	200.617	29,5%	208.181	33,0%

Total liabilities	418.482	61,6%	377.410	59,8%

Shareholders' equity
Capital stock	217.498		217.498
Other reserves	100.177		100.266
Retained earnings (losses)	(64.202)		(52.851)
Results for the period	7.463		(11.351)
Total Group Shareholders' equity	260.936	38,4%	253.562	40,2%

Minority interests	12		19

Total liabilities and shareholders' equity	679.430	100,0%	630.991	100,0%

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Euro in thousands)

	Period ended	Period ended
	31.03.2007	31.03.2006
	€ 000	€ 000
Cash flow generated by operating activities
Net profit (loss) for the year	5.604	1.530
Change in cumulative translation adjustment	(139)	(135)
Adjustments to reconcile net profit (loss) with the
movements of funds generated by (used in)
operating activities
- Non cash items for stock options	72	197
- Amortisation, depreciation	5.167	5.301
- Taxes paid	(302)	(50)
Change in operating assets
and liabilities
- Working capital	(5.130)	(11.525)
- Effects of IAS 39 and 32 adoption from 1 January 2005
- Other current assets	(4.319)	(1.042)
- Other current liabilities	3.697	4.309
- Due to tax authorities	1.992	1.275
- Deferred tax assets	2.021	1.953
- Deferred tax liabilities	397	832
- Employee benefits	169	(73)
- Provisions for risks and charges	(6)	(16)
- Restructuring reserve	(114)	(1.334)
Net cash generated by operating
activities (A)	9.109	1.222

Cash flow (used in) generated by
investing activities
Net change in property, plant and equipment	(2.783)	(1.728)
Net change in intangible fixed assets	(4.942)	(5.462)
Disposal from property, plant and equipment	-	31
Other fixed assets	16	13
Net cash used in investing activities (B)	(7.709)	(7.146)

Cash flow generated from operating activities,
net of cash used in investing
activities (A-B)	1.400	(5.924)

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	6.179	(7.903)
Interests paid	(4)	(192)
Change in minority interests	(5)	3
Increase in share capital and reserves	-	1.700
Change in cash generated by financing activities	6.170	(6.392)

Increase (decrease) in cash on hand, bank deposits
and securities	7.570	(12.316)

Cash and cash equivalents, beginning of year	75.054	53.017
Cash and cash equivalents, end of period/ year	82.624	40.701

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Dollar in thousands)

	Period ended	Period ended
	31.03.2007	31.03.2006
	$ 000	$ 000
Cash flow generated by operating activities
Net profit (loss) for the year	7.463	2.038
Change in cumulative translation adjustment	(185)	(180)
Adjustments to reconcile net profit (loss) with the	-	-
movements of funds generated by (used in)	-	-
operating activities	-	-
- Non cash items for stock options	96	262
- Amortisation, depreciation	6.881	7.060
- Taxes paid	(402)	(67)
Change in operating assets	-	-
and liabilities	-	-
- Working capital	(6.832)	(15.349)
- Effects of IAS 39 and 32 adoption from 1 January 2005	-	-
- Other current assets	(5.752)	(1.388)
- Other current liabilities	4.924	5.739
- Due to tax authorities	2.653	1.698
- Deferred tax assets	2.692	2.601
- Deferred tax liabilities	529	1.108
- Employee benefits	225	(97)
- Provisions for risks and charges	(8)	(21)
- Restructuring reserve	(152)	(1.777)
Net cash generated by operating
activities (A)	12.132	1.627

Cash flow (used in) generated by
investing activities
Net change in property, plant and equipment	(3.706)	(2.301)
Net change in intangible fixed assets	(6.582)	(7.274)
Disposal from property, plant and equipment	-	41
Other fixed assets	21	17
Net cash used in investing activities (B)	(10.267)	(9.517)

Cash flow generated from operating activities,
net of cash used in investing
activities (A-B)	1.865	(7.890)

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt	8.229	(10.525)
Interests paid	(5)	(256)
Change in minority interests	(7)	4
Increase in share capital and reserves	-	2.264
Change in cash generated by financing activities	8.217	(8.513)

Increase (decrease) in cash on hand, bank deposits
and securities	10.082	(16.403)

Cash and cash equivalents, beginning of year	99.957	70.608
Cash and cash equivalents, end of period/ year	110.039	54.205